SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg,

Ryan Steelberg and

Newport Coast Investments, LLC

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,868,896 shares of Common Stock
	8	SHARED VOTING POWER 1,571,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,868,896 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,571,092 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,988 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,697,656 shares of Common Stock
	8	SHARED VOTING POWER 294,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,697,656 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 294,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,991,939 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Newport Coast Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2017, as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on March 20, 2018 and the Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on May 16, 2018 (collectively, the “Schedule 13D”), jointly by (i) Chad Steelberg, an individual; (ii) Ryan Steelberg, an individual, and (iii) Newport Coast Investments, LLC, a California limited liability company (“Newport”), relating to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 3, are incorporated by reference into the responses to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On April 24, 2020, Newport and NCI Investments, LLC (“NCI”) completed distributions of all of the Shares held of record by such entities to their members (the “Distributions”). The grantor trusts of Chad Steelberg and Ryan Steelberg are the managing members of Newport and the members of NCI, and Chad Steelberg and Ryan Steelberg are each a trustee of his respective grantor trust. Chad Steelberg is the manager of NCI. As such, the total number of Shares that were held by Newport and NCI had been previously reported on this Schedule 13D as beneficially owned by Chad Steelberg and Ryan Steelberg due to their control of such entities and/or the members of such entities.

As a result of the Distributions, Chad Steelberg and Ryan Steelberg are no longer each deemed to beneficially own all of the Shares previously held by Newport and NCI. Accordingly, the Distributions have resulted in a decrease of an aggregate of 1,972,678 Shares reported as beneficially owned by Chad Steelberg and a decrease of an aggregate of 1,972,677 Shares reported as beneficially owned by Ryan Steelberg. These decreases are due solely to the change in the voting and dispositive power of each of Chad Steelberg and Ryan Steelberg with respect to such Shares resulting from the Distributions, and do not represent any disposition of the Shares in the aggregate.

On April 24, 2020, Chad Steelberg transferred an aggregate of 1,991,235 Shares, representing all of the Shares received by his grantor trust in the Distributions, and certain Shares that he held individually, to multiple transferees as follows:

(i)	Gifted to his children (and to his spouse as custodian of his minor child) an aggregate of 1,276,809 Shares, with respect to which he is deemed to have shared voting and dispositive power;

(ii)

Gifted to an irrevocable trust for the benefit of his children, and to various other family members, an aggregate of 554,000 Shares, with respect to which he no longer has any voting or dispositive power; and

(iii)

Contributed an aggregate of 160,426 Shares to CSVH, LLC, a limited liability company, in exchange for all of the equity interests in such entity. Chad Steelberg is the sole member and manager of such entity and, accordingly, has sole voting or dispositive power with respect to such Shares.

On April 24, 2020, Ryan Steelberg transferred an aggregate of 2,003,349 Shares, representing all of the Shares received by his grantor trust in the Distributions and all Shares that he held individually, to RVH, LLC, a limited liability company, in exchange for all of the equity interests in such entity. Ryan Steelberg is the sole member and manager of such entity and, accordingly, has sole voting or dispositive power with respect to such Shares.

See Item 5 below for further information regarding the beneficial ownership of the Shares by the Reporting Persons following the Distributions and subsequent transfers of Shares described above.

On June 14, 2019, Chad Steelberg purchased an aggregate of 13,300 Shares in multiple open market transactions for an aggregate purchase price of $0.1 million. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

During the period of May 17, 2019 through June 14, 2019, Ryan Steelberg, as trustee of his grantor trust, purchased an aggregate of 88,821 Shares in multiple open market transactions for an aggregate purchase price of $0.7 million. The purchase price was paid in cash with personal funds. No portion of the purchase price was borrowed.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

In June 2018, the Issuer’s stockholders approved grants to Chad Steelberg and Ryan Steelberg of nonstatutory stock options having performance-based vesting conditions tied to the future achievement of stock price targets by the Issuer under its 2018 Performance-Based Stock Incentive Plan (the “2018 Plan”). Chad Steelberg was granted an option to purchase 1,809,900 Shares (the “CEO Award”) and Ryan Steelberg was granted an option to purchase 1,357,425 Shares (the “President Award”). The CEO Award and the President Award had been approved by a special committee of the Board of Directors of the Issuer in May 2018, subject to stockholder approval. The CEO Award and President Award will become exercisable in three equal tranches based on the achievement of specific market price targets for the Issuer’s Common Stock. For each tranche to become exercisable, the closing price per share of the Issuer’s Common Stock must meet or exceed the applicable stock price target for a period of 30 consecutive trading days. As of the date of this Amendment No. 3 to the Schedule 13D, no portion of the CEO Award or the President Award has become exercisable, or is expected to become exercisable within 60 days and, accordingly, the Shares underlying such awards have not been included in the total Shares reported as beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The percentage of Shares beneficially owned by each Reporting Person is based on 27,084,372 Shares of the Issuer that were outstanding as of April 24, 2020.

The information contained on the cover pages of this Amendment No. 3 to the Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The Reporting Persons collectively beneficially own an aggregate of 7,137,644 Shares, representing 23.5% of the Shares. The Shares deemed to be beneficially owned by each of Chad Steelberg and Ryan Steelberg are shown in the tables below. Following the Distributions, Newport no longer beneficially owns any Shares of the Issuer.

Reporting Person: Chad Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Chad Steelberg(1)	1,708,470	1,708,470	0
CSVH, LLC	160,426	160,426	0
James Steelberg	425,603	0	425,603
Anna Steelberg	425,603	0	425,603
Cristina Steelberg, as Custodian for Logan Steelberg	425,603	0	425,603
Steel Veritone Fund I, LLC (“SVF”)(2)	294,283	0	294,283

Total	3,439,988	1,868,896	1,571,092	11.9%

(1)	Includes options to purchase 1,643,744 Shares that are exercisable within 60 days after April 24, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after April 24, 2020.

Reporting Person: Ryan Steelberg

Record Holder	Total No. of Shares Beneficially Owned by Record Holder	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg(1)	1,605,486	1,605,486	0
Ryan Steelberg, Trustee, RSS Living Trust	88,821	88,821	0
RVH, LLC	2,003,349	2,003,349	0
SVF(2)	294,283	0	294,283

Total	3,991,939	3,697,656	294,283	13.9%

(1)	Consists of options to purchase Shares that are exercisable within 60 days after April 24, 2020.
(2)	Includes warrants to purchase an aggregate of 78,362 Shares that are exercisable within 60 days after April 24, 2020.

Chad Steelberg is the sole member and manager of CSVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by CSVH, LLC. Chad Steelberg is deemed to have shared voting and dispositive power with respect to the Shares held by two of his children, and by his spouse as custodian for his minor child, all of whom reside in his household. The address for his children and spouse is c/o Veritone, Inc., 575 Anton Boulevard, Costa Mesa, CA 92626. His children are students and his spouse is not employed. All such individuals are U.S. citizens. During the past five years, none of such individuals has been convicted of a criminal processing (excluding traffic violations or similar misdemeanors), and none of such individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ryan Steelberg is the sole member and manager of RVH, LLC and, accordingly, has sole voting and dispositive power with respect to all Shares held by RVH, LLC.

The grantor trust of each of Chad Steelberg and Ryan Steelberg is the record holder of 50% of the membership interests of SVF, and each of Chad Steelberg and Ryan Steelberg is a trustee of his respective grantor trust. Chad Steelberg is the Manager of SVF. As such, Chad Steelberg and Ryan Steelberg are each deemed to beneficially own the Shares held of record by SVF, and the warrants to purchase Shares held by SVF, and share voting power and dispositive power with respect to all of such Shares.

(b)    See the information in subsection (a) above and contained on the cover pages of this Amendment No. 3 to the Schedule 13D, which is incorporated herein by reference.

(c)    There have been no other transactions by the Reporting Persons with respect to Shares of the Issuer within the last 60 days, other than (i) the Distributions and transfers described in Item 3 above, and (ii) the vesting of additional options to purchase 63,714 Shares and 60,880 Shares held by Chad Steelberg and Ryan Steelberg, respectively, which options and associated vesting schedules have been previously disclosed in the Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The Voting Agreement has expired in accordance with its terms.

Also see the summaries of the CEO Award, the President Award and other stock options granted to Chad Steelberg and Ryan Steelberg in Item 4 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 7:

Forms of Notice of Grant of Stock Option and Stock Option Agreement used in connection with grants of stock options to Chad Steelberg and Ryan Steelberg under the Issuer’s 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 8, 2018).

Exhibit 8:

CEO Award Agreement between Chad Steelberg and the Issuer evidencing the performance-based stock option granted to Chad Steelberg on May 6, 2018 under the Issuer’s 2018 Performance-Based Stock Incentive Plan and approved by the Issuer’s stockholders on June 29, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 5, 2018).

Exhibit 9:

President Award Agreement between Ryan Steelberg and the Issuer evidencing the performance-based stock option granted to Ryan Steelberg on May 6, 2018 under the Issuer’s 2018 Performance-Based Stock Incentive Plan and approved by the Issuer’s stockholders on June 29, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 5, 2018).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 3 to the Schedule 13D with respect to such person is true, complete and correct.

Dated: April 24, 2020

/s/ Chad Steelberg
CHAD STEELBERG

/s/ Ryan Steelberg
RYAN STEELBERG

NEWPORT COAST INVESTMENTS, LLC

By:	Ryan Scott Steelberg, Trustee of the RSS Living Trust dated April 6, 2012
Its:	Member

By:	/s/ Ryan Scott Steelberg
Ryan Scott Steelberg, Trustee